Exhibit 99.1

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 18, 2026 (the “Signing Date”), by and between:

SELLER: DIGITAL CURRENCY X TECHNOLOGY INC., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Seller”);

AND

PURCHASER: DRIVEPOINT HOLDINGS LTD., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Purchaser”).

The Seller and the Purchaser are hereinafter referred to collectively as the “Parties” and individually as a “Party”.

RECITALS

A. Chijet Inc. is an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Target Company”).

B. The Seller is the sole legal and beneficial owner of all of the issued and outstanding shares of the Target Company (collectively, the “Shares”).

C. The Seller was originally engaged in electric vehicle manufacturing. In light of intense industry competition, persistent supply chain challenges, and cumulative losses exceeding US$100 million, the board of directors of the Seller undertook a comprehensive strategic review of the Seller’s operations. As a result, the board of directors of the Seller resolved to scale back the electric vehicle manufacturing business and to leverage the Seller’s expertise in technology and asset management to transition into the digital asset sector. This strategic shift is designed to position the Seller for sustainable growth and improved financial performance. Following this transition, the Seller successfully raised approximately US$300 million in cryptocurrency assets through financing, as disclosed in the Seller’s Form 6-K dated January 29, 2026. These digital assets, entrusted to third-party management under a signed management agreement, are projected to generate stable annual returns in the range of 3.5%–8%, with a median expected yield of 5.75%, translating to estimated annual income of US$17.25 million. To date, realized net income amounts to US$1.437 million. The anticipated returns from these assets are expected to provide a robust foundation for the Seller’s new business initiatives and significantly improve its profit and loss position.

D. The Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, all of the Seller’s right, title, and interest in and to the Shares, upon the terms and subject to the conditions set forth herein (the “Transaction”).

E. The Seller has determined that the business of the Target Company is non-core to its ongoing strategic focus and that the divestiture of the Target Company is in the best interests of the Seller and its stockholders, as it will allow the Seller to eliminate a loss-making operation and focus its resources on its principal business activities. The board of directors of the Seller has unanimously determined that it is in the best interest of the Seller and its shareholders, and declared it advisable, to approve this Agreement and the Transaction.

F. The Purchaser acknowledges and confirms that it has received and reviewed the valuation report regarding the fair value of 100% of the equity of the Target Company, dated March 12, 2026, prepared by King Kee Appraisal and Advisory Limited (the “Valuation Report”). The Valuation Report concludes that, as of December 31, 2025, the fair value of the equity in the Target Company is US$1.00. The Purchaser is fully aware and understands that the Target Company has a significant negative net worth, a history of operating losses, and substantial existing and contingent liabilities.

G. Notwithstanding the foregoing, the Purchaser believes that the acquisition of the Target Company represents a strategic opportunity and that the Purchaser has the requisite expertise and resources to manage the business and liabilities of the Target Company post-acquisition.

H. The Purchaser further acknowledges that it has conducted its own independent investigation, analysis, and evaluation of the Target Company as it has deemed necessary and is entering into this transaction based on its own business judgment and its voluntary assumption of all risks associated with the Target Company, whether known or unknown.

I. The Seller is a public company listed on the Nasdaq Capital Market (“Nasdaq”), and the execution and disclosure of this transaction are subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and Nasdaq.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I: DEFINITIONS

For the purposes of this Agreement, the following terms shall have the meanings specified below:

“Agreement” means this Share Purchase Agreement, including all schedules and exhibits hereto.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, controls, is controlled by, or is under common control with, such first person.

“Closing” means the consummation of the transaction contemplated by this Agreement in accordance with Article II.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Encumbrance” means any lien, pledge, security interest, mortgage, charge, option, right of first refusal, or any other third-party right or restriction of any kind.

“Governmental Authority” means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any court, tribunal, or arbitrator.

“Liabilities” means any and all debts, liabilities, commitments, and obligations of any nature, whether known or unknown, contingent or absolute, accrued or unaccrued, liquidated or unliquidated, matured or unmatured, whether due or to become due and whether or not required to be recorded on a balance sheet under any accounting principles, and howsoever arising.

“Shares” means all of the issued and outstanding shares of the Target Company, being 266,102,827 ordinary shares of par value US$0.0001 each in the share capital of the Target Company held by the Seller.

“Target Company” has the meaning set forth in Recital A.

“Transaction” has the meaning set forth in Recital D.

“Valuation Report” has the meaning set forth in Recital F.

ARTICLE II: PURCHASE AND SALE OF SHARES

2.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, and deliver to the Purchaser, and the Purchaser shall purchase and accept from the Seller, all of the Seller’s right, title, and interest in and to the Shares, free and clear of all Encumbrances.

2.2 Purchase Price. The total purchase price for the Shares shall be US$1.00 (One United States Dollar) (the “Purchase Price”). The Purchase Price is a fixed and final amount and shall not be subject to any pre-Closing or post-Closing adjustment for net working capital, debt, cash, or any other financial metric of the Target Company.

2.3 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the electronic exchange of documents on March 18, 2026, or on such other date as the Parties may mutually agree in writing (the “Closing Date”).

2.4 Closing Deliverables.

(a)	At the Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser:

(i) a duly executed instrument of transfer of the Target Company for the transfer of the Shares to the Purchaser;

(ii) all original share certificates of the Target Company representing the Shares (if any) for cancellation;

(iii) letters of resignation from all directors and officers of the Target Company, effective as of the Closing;

(iv) the minute books, register of members, register of directors, common and corporate seals, and other corporate records of the Target Company in the Seller’s possession; and

(v) a duly executed debt waiver as set forth in Section 7.2(d).

(b)	At the Closing, the Purchaser shall deliver to the Seller the Purchase Price by wire transfer of immediately available funds to a bank account designated in writing by the Seller.

ARTICLE III: REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser, as of the Signing Date and as of the Closing Date, as follows:

3.1 Organization and Authority. The Seller is a company duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation and has the full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

3.2 Title to Shares. The Seller is the sole legal and beneficial owner of the Shares and has good and valid title to the Shares, free and clear of all Encumbrances.

3.3 No Conflict. The execution and delivery of this Agreement by the Seller does not, and the consummation of the transactions contemplated hereby will not, conflict with or violate any provision of the Seller’s organizational documents or, subject to compliance with applicable securities laws, any material contract or law binding upon the Seller.

3.4 DISCLAIMER OF OTHER WARRANTIES; “AS IS” SALE.

EXCEPT FOR THE LIMITED REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, THE SELLER MAKES NO OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE TARGET COMPANY, ITS BUSINESS, ASSETS, LIABILITIES, FINANCIAL CONDITION, OPERATING RESULTS, FUTURE PROSPECTS, OR ANY OTHER MATTER. THE SELLER SPECIFICALLY DISCLAIMS ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR FUTURE PROFITABILITY. ANY INFORMATION, PROJECTIONS, OR FORECASTS PROVIDED OR MADE AVAILABLE TO THE PURCHASER (INCLUDING THOSE REFERENCED IN RECITAL C) ARE FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CREATE OR BE DEEMED TO CREATE ANY REPRESENTATION OR WARRANTY.

THE PURCHASER EXPRESSLY ACKNOWLEDGES AND AGREES THAT THE TRANSACTION IS ON AN “AS IS, WHERE IS” AND “WITH ALL FAULTS” BASIS. THE PURCHASER IS ACQUIRING THE SHARES BASED SOLELY ON ITS OWN INDEPENDENT INVESTIGATION, ANALYSIS, AND EVALUATION AND NOT IN RELIANCE ON ANY INFORMATION, REPRESENTATION, OR WARRANTY OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS ARTICLE III.

ARTICLE IV: REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

4.1 Organization and Authority. The Purchaser is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation and has the full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

4.2 Sufficient Funds. The Purchaser has sufficient funds available to pay the Purchase Price.

4.3 Independent Investigation and Acknowledgment of Risk. The Purchaser is a sophisticated purchaser experienced in evaluating and acquiring businesses. The Purchaser acknowledges that it has conducted its own independent due diligence, has reviewed all documents it deems necessary, including the Valuation Report, and has made its own decision to proceed with this transaction. The Purchaser fully understands and accepts all risks associated with the Target Company and has the capacity to bear the economic risk of its investment.

4.4 No Reliance. The Purchaser confirms that it has not relied on any representation or warranty from the Seller or any of its Affiliates, agents, or representatives other than those expressly set forth in Article III of this Agreement.

ARTICLE V: COVENANTS

5.1 Conduct of Business Prior to the Closing. From the Signing Date until the Closing, the Seller shall cause the Target Company not to take any material action outside the ordinary course of business without the prior written consent of the Purchaser.

5.2 Public Announcements and Filings.

(c)	No Party shall issue any press release or make any public announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of the other Party (which consent shall not be unreasonably withheld), except as may be required by law.

(d)	Notwithstanding the foregoing, the Seller shall have the right, without the prior consent of the Purchaser, to make any public announcement or filing it deems necessary or advisable under applicable law, SEC rules, or Nasdaq listing rules (including, without limitation, the filing of a Form 6-K with respect to this transaction). The Purchaser agrees to cooperate reasonably with the Seller in connection with any such filing.

(e)	The Purchaser agrees to promptly provide, upon the Seller’s reasonable request, accurate information concerning the Purchaser and its ultimate beneficial owners as may be necessary for the Seller to complete any required governmental or regulatory filings.

5.3 Further Assurances. Following the Closing, each of the Parties shall execute and deliver such additional documents and instruments and take all such further actions as may be necessary to carry out the provisions of this Agreement.

5.4 Effective as of the Closing, the Seller, on behalf of itself and its Affiliates, hereby unconditionally and irrevocably waives, releases, and forever discharges the Target Company and its direct and indirect subsidiaries from any and all Liabilities owed to the Seller or any of its Affiliates, howsoever arising and whether known or unknown, contingent or absolute, and agrees not to make, and to cause its Affiliates not to make, any claim or demand in respect thereof against the Target Company, its subsidiaries, or the Purchaser at any time after the Closing.

ARTICLE VI: INDEMNIFICATION

6.1 Assumption of All Liabilities. Effective as of the Closing, the Purchaser hereby unconditionally and irrevocably assumes, and shall cause the Target Company to assume, all Liabilities of the Target Company, of any kind whatsoever and howsoever arising, whether arising prior to, on, or after the Closing Date (the “Assumed Liabilities”). The Seller and its Affiliates shall have no further responsibility for any such Assumed Liabilities from and after the Closing, and the Purchaser shall ensure that the Seller and its Affiliates are held harmless from any claims arising therefrom.

6.2 Limitation of Seller’s Liability.

(a)	The representations and warranties of the Seller contained in Article III shall survive the Closing for a period of twelve (12) months. After such period, all such representations and warranties shall terminate, and any claim related thereto shall be forever barred.

(b)	The sole and exclusive remedy of the Purchaser for any breach of the representations and warranties in Article III shall be a claim for direct damages.

(c)	IN NO EVENT SHALL THE AGGREGATE LIABILITY OF THE SELLER UNDER THIS AGREEMENT FOR ANY AND ALL CLAIMS EXCEED THE PURCHASE PRICE PAID BY THE PURCHASER, I.E., US$1.00.

6.3 Indemnification by Purchaser. The Purchaser shall indemnify, defend, and hold harmless the Seller, its Affiliates, and their respective directors, officers, employees, and agents from and against any and all losses, claims, damages, liabilities, costs, and expenses (including reasonable attorneys’ fees) arising out of or resulting from:

(a)	any breach of any representation, warranty, or covenant of the Purchaser contained in this Agreement;

(b)	any and all Assumed Liabilities, including any claims, actions, or demands made against the Seller or its Affiliates in respect thereof; and

(c)	any and all claims, actions, or demands arising from the operation, assets, business, or any Liabilities of the Target Company after the Closing.

ARTICLE VII: CONDITIONS TO CLOSING

7.1 Mutual Conditions. The respective obligations of each Party to consummate the Closing are subject to the condition that no Governmental Authority shall have enacted any law or order that makes the transaction illegal or otherwise prohibits its consummation.

7.2 Conditions to Obligations of Purchaser. The obligations of the Purchaser to consummate the Closing are subject to the fulfillment, at or prior to the Closing, of the following conditions:

(a)	the representations and warranties of the Seller shall be true and correct in all material respects as of the Closing Date and the Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement;

(b)	the register of members of the Target Company shall have been updated by the registration of the transfer of the Shares of the Target Company to the Purchaser, and the Purchaser shall have received a certified copy of such updated register of members evidence of such completion to its reasonable satisfaction, as well as one or more share certificate(s) of the Target Company representing the Shares in the name of the Purchaser;

(c)	the register of directors and officers of the Target Company shall have been updated with the resignation of all existing director(s) of the Target Company and appointment as director(s) of individual(s) as designated by the Purchaser, and evidence of the filing of the updated register of directors and officers with the Registrar of Companies in the Cayman Islands shall have been provided to the Purchaser;

(d)	the register of beneficial owners of the Target Company shall have been updated to record the beneficial owner of the Purchaser as the beneficial owner of the Target Company; and

(e)	the Seller shall deliver to the Purchaser a duly executed debt waiver, in form and substance reasonably satisfactory to the Purchaser, pursuant to which the Seller on behalf of itself and its Affiliates irrevocably and unconditionally waives, releases and discharges in full all claims, rights, or causes of action relating to any and all debts or other amounts owed by the Target Company (and/or its subsidiaries, as applicable) to the Seller or its affiliates, whether existing as of the date hereof or arising prior to Closing, and undertakes not to make or enforce any such claims against the Target Company (and/or its subsidiaries, as applicable) at any time following Closing.

7.3 Conditions to Obligations of Seller. The obligations of the Seller to consummate the Closing are subject to the fulfillment, at or prior to the Closing, of the following conditions:

(a)	the representations and warranties of the Purchaser shall be true and correct in all material respects as of the Closing Date;

(b)	the Purchaser shall have paid the Purchase Price and performed in all material respects all obligations required to be performed by it hereunder; and

(c)	the Seller shall have obtained any stockholder approval required under applicable law or Nasdaq rules for the consummation of the transactions contemplated by this Agreement, if any.

ARTICLE VIII: MISCELLANEOUS

8.1 Each Party shall bear its own costs and expenses incurred in connection with the negotiation, drafting, and execution of this Agreement, whether or not the transactions contemplated hereby are consummated.

8.2 This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior oral or written discussions, agreements, and understandings.

8.3 This Agreement shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region. Any dispute, controversy, or claim arising out of or relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (HKIAC) for arbitration in accordance with the HKIAC Administered Arbitration Rules in force at the time of the submission of the notice of arbitration. The seat of arbitration shall be Hong Kong. The language of the arbitration shall be English. The number of arbitrators shall be one. The arbitral award shall be final and binding on the Parties.

8.4 All notices hereunder shall be in writing and sent by email to the designated contacts of each Party.

8.5 If any term or provision of this Agreement is held to be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

SELLER:
DIGITAL CURRENCY X TECHNOLOGY INC.

By:	/s/ Digital Currency X Technology Inc.
Name:
Title:

PURCHASER:
DRIVEPOINT HOLDINGS LTD.

By:	/s/ Drivepoint Holdings Ltd.
Name:
Title: